UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Computer Task Group, Incorporated
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

205477102
(CUSIP Number)

Askeladden Capital Management LLC
14 Sunrise Ct.
Trophy Club, Texas 76262
682-553-8302
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 3, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. *See* Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 205477102

1	NAME OF REPORTING PERSONS Askeladden Capital Management LLC		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒		
3	SEC USE ONLY		
4	SOURCE OF FUNDS WC, PF		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐		
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-	
	8	SHARED VOTING POWER 586,478*	
	9	SOLE DISPOSITIVE POWER -0-	
	10	SHARED DISPOSITIVE POWER 586,478*	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 586,478*		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.65%**		
14	TYPE OF REPORTING PERSON IA		

---

*   Represents 586,478 shares of Common Stock of the Issuer held by client accounts of Askeladden Capital Management LLC, ("Askeladden") the investment adviser.

This calculation is based on 16,044,815 shares of Common Stock of the Issuer outstanding as of August 3, 2023, as disclosed in the Issuer's Form 10-Q, filed with the SEC on August 9, 2023, for the quarterly period ended June 30, 2023.

CUSIP No. 205477102

1	NAME OF REPORTING PERSONS Samir Patel***		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒		
3	SEC USE ONLY		
4	SOURCE OF FUNDS WC, PF		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐		
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-	
	8	SHARED VOTING POWER 586,478*	
	9	SOLE DISPOSITIVE POWER -0-	
	10	SHARED DISPOSITIVE POWER 586,478*	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 586,478		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.65%**		
14	TYPE OF REPORTING PERSON IA, HC		

*** Samir Patel is the Principal of Askeladden. Askeladden client accounts are the record and direct beneficial owner of the securities covered by this statement. As the Principal of Askeladden, Mr. Patel may be deemed to beneficially own the securities covered by this statement.

The following constitutes the Schedule 13D (the "Schedule 13D" or the "Statement") filed by the undersigned.

Item 1. Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the Issuer's Common Stock, $0.01 par value ("Common Stock"), of Computer Task Group, Incorporated, a corporation organized under the laws of the State of New York (the "Issuer"). The principal executive office of the Issuer is located at 300 Corporate Parkway, Suite 214N, Amherst, New York.

Item 2. Identity and Background.

a) This Schedule 13D is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), on behalf of each of the following reporting persons (each, a "Reporting Person" and collectively, the "Reporting Persons"): Askeladden Capital Management, LLC, a Texas limited liability company, and Samir Patel.

Each Reporting Person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Sections 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any group with respect to the issuer or any securities of the issuer.

b) The address of the principal business and the principal office of the Reporting Persons is 14 Sunrise Ct. Trophy Club, Texas 76262.

c) Each of the Reporting Persons is principally engaged in the business of acquiring, holding, voting and disposing of various public securities investments.

d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f) Askeladden is organized under the laws of the State of Texas.

The information, if any, called for by Items 2-6, inclusive, of Schedule 13D with respect to any person enumerated in Instruction C of Schedule 13D and required to be included in this statement (the "Listed Persons") is included in Schedule A hereto or otherwise herein. The information contained in Schedule A hereto and each other Item herein is incorporated by reference in answer or partial answer to this Item.

Item 3. Source and Amount of Funds or Other Consideration.

The total cost for purchases of Common Stock by Askeladden, on behalf of its clients, including brokerage commissions, was approximately $7,653,061 (including shares held in Askeladden client accounts for Mr. Patel). The source of funds for the shares of Common Stock acquired for the accounts of Askeladden's clients were funds of such clients.

Item 4. Purpose of the Transaction.

This Amendment No. 1 to the Schedule 13D ("Amendment No. 1") amends and supplements the initial Schedule 13D filed with the Securities and Exchange Commission ("SEC") on March 10, 2023. The Reporting Persons crossed the applicable reporting threshold on March 3, 2023. This is the first amendment since the initial Schedule 13D filing, which indicates a greater than 1% change in the ownership of outstanding shares of the Issuer. The shares of Common Stock covered by this statement were originally acquired by the Reporting Persons beginning November 2021 in the ordinary course of business solely for investment purposes and not for the purposes of participating in or influencing the management of the Issuer. Subsequent events led the Reporting Persons to advocate for certain actions by the Issuer as described in the initial Schedule 13D filing.

This Amendment No. 1 is being filed for the purpose of reporting a decrease in the percentage of the class of securities beneficially owned by the Reporting Persons and constitutes an "exit filing" with respect to Schedule 13D for the Reporting Persons. The related updates and amendments to the Schedule 13D are listed below. As published in various articles on August 9, 2023, the Issuer is to be acquired by another issuer based in Belgium. This fact, among others, has prompted the Reporting Persons to decrease their position in the Issuer below the reportable 5% threshold.

The Reporting Persons continue to have no plans to seek a Board of Directors seat at this time and are supportive of the Issuer's current strategy, which they believe is well-conceptualized and capably executed.

Except as set forth above, or as would occur upon completion of any of the matters discussed herein, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Although the foregoing reflects activities presently contemplated by the Reporting Persons with respect to the Issuer, the foregoing is subject to change at any time.

Item 5. Interest in Securities of the Issuer.

a)   Item 5 is hereby amended and restated in its entirety as follows: The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person as of the time of filing on August 18, 2023, is stated in Items 11 and 13 on the cover page(s) hereto.

Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this Schedule 13D.

Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer. The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is stated in Items 11 and 13 on the cover page(s) hereto.

b) Number of shares as to which each Reporting Person has

  i.   sole power to vote or direct the vote

See Item 7 on the cover page(s) hereto.

    ii.   shared power to vote or direct the vote
             See Item 8 on the cover page(s) hereto.

    iii.   sole power to dispose or to direct the disposition of:
             See Item 9 on the cover page(s) hereto.

    iv.   shared power to dispose or to direct the disposition of:
             See Item 10 on the cover page(s) hereto.

The Reporting Persons own directly the shares of Common Stock reported in this Schedule 13D and each of them has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) such shares of Common Stock directly owned by them.

As the investment manager of its clients' funds, Askeladden may be deemed to have the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) any shares of Common Stock directly owned in each client account.

Askeladden does not own any shares of Common Stock directly and disclaims beneficial ownership of any shares of Common Stock owned directly in client accounts.

The Reporting Persons have shared voting power and sole dispositive power with regard to 586,478 shares of Common Stock.

c)   The transactions effected by the Reporting Persons in the Common Stock during the past 60 days are set forth on Schedule A to this Statement. Each of these transactions was executed through the open market.

Not applicable as all of the shares of Common Stock that are indicated as beneficially owned by Askeladden are beneficially owned by Askeladden on behalf of its investment advisory clients. In all cases, persons other than Askeladden have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares.

d)   The Reporting Persons ceased to beneficially own more than five percent of the outstanding shares of Common Stock on August 9, 2023.

The information, if any, called for by Items 2-6, inclusive, of Schedule 13D with respect to any person enumerated in Instruction C of Schedule 13D and required to be included in this statement is included in Schedule A hereto or otherwise herein. The information contained in Schedule A hereto and each other Item herein is incorporated by reference in answer or partial answer to this Item.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 of this Schedule 13D is hereby incorporated herein by reference. Except as otherwise described herein and in the Joint Filing Agreement, attached hereto as Exhibit 99.1, neither of the Reporting Persons has any contract, arrangement, understanding or relationship with any person with respect to the shares of Common Stock of the Issuer or any other securities of the Issuer.

The information, if any, called for by Items 2-6, inclusive, of Schedule 13D with respect to any person enumerated in Instruction C of Schedule 13D and required to be included in this statement is included in Schedule A hereto or otherwise herein. The information contained in Schedule A hereto and each other Item herein is incorporated by reference in answer or partial answer to this Item.

Item 7. Material to Be Filed as Exhibits

99.1   Joint Filing Agreement dated August 18, 2023, by and among Askeladden Capital Management LLC and Samir Patel (filed herewith).

99.2   Schedule A - Additional information including the transactions effected by the Reporting Persons in the Common Stock during the past 60 days.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 18, 2023   **Askeladden Capital Management, LLC**

                                             By: /s/ Samir Patel

                                             _____

                                                  Name: Samir Patel
                                                  Title: Managing Member

                                             Samir Patel

                                                  /s/ Samir Patel

Schedule A

Additional Information

Reporting Person: Askeladden Capital Management LLC

The name and present principal occupation or employment of each Reporting Person is set forth below. Except as otherwise described herein, the business address of each person named below is 14 Sunrise Ct. Trophy Club, Texas 76262. Each natural person named below is a citizen of the United States of America. During the last five years, no person named below has been convicted in a criminal proceeding, or was a party to a civil proceeding, required to be disclosed herein.

Askeladden Capital Management LLC

Name	Title	Principal Occupation	Citizenship
Samir Patel	Principal/Managing Member	Principal of Askeladden Capital Management LLC	United States

Beneficial Ownership of Each Director, Executive Officer and Control Person of the Reporting Persons

The aggregate number and percentage of the class of securities of the Issuer beneficially owned by each director and executive officer of, and each person controlling, the Reporting Persons is set forth below.

Name	Aggregate Number	Percentage of Class	Sole Power to Vote	Shared Power to Vote	Sole Power to Dispose	Shared Power to Dispose
Samir Patel	586,478*	3.65%	0	586,478*	0	586,478*
Askeladden Capital Management, LLC	586,478*	3.65%	0	586,478*	0	586,478*

*Includes 5,285 shares of Common Stock of the Issuer held by Samir Patel individually.

Transactions in the Common Stock by the Reporting Persons in the past 60 days:

The name and present principal occupation or employment of each Reporting Person is set forth below. Except as otherwise described herein, the business address of each person named below is 14 Sunrise Ct. Trophy Club, Texas 76262. Each natural person named below is a citizen of the United States of America. During the last five years, no person named below has been convicted in a criminal proceeding, or was a party to a civil proceeding, required to be disclosed herein.

Askeladden Capital Management LLC

Transaction Date	Number of Shares Bought/(Sold)	Price Per Share ($)
06/26/2023	(3,766)	7.34
06/27/2023	(3,032)	7.54
06/29/2023	(4,019)	7.63
08/09/2023	(295,008)	10.22
08/10/2023	(9,841)	10.21